Exhibit 99.4

Execution Copy

CAN-FITE BIOPHARMA LTD.

March 10, 2014

The Bank of New York Mellon

ADR Division

One Wall Street, 11th Floor

New York, New York 10286

Re: Can-Fite BioPharma Ltd. - Lock-Up Agreement

Dear Sirs:

This Lock-Up Agreement is being delivered to you in connection with the Securities Purchase Agreement (the "Purchase Agreement"), dated as of March 10, 2014 by and among Can-Fite BioPharma Ltd. (the "Company") and the investors party thereto (the "Buyers"), with respect to the issuance of ordinary shares of the Company, par value NIS 0.25 per share (the "Ordinary Shares"), represented by American Depositary Shares ("ADSs") (collectively, the "Purchased ADSs") and warrants (the "Warrants"), which will be exercisable to purchase ADSs. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Purchase Agreement.

In order to induce the Buyers to enter into the Purchase Agreement, the undersigned agrees that, commencing on the date hereof and ending on the date that is thirty (30) days immediately following the date that one or more Registration Statement(s) (as defined in the Registration Rights Agreement) covering the resale of all Registrable Securities (as defined in the Registration Rights Agreement) has been continuously effective and available for the re-sale of all such Registrable Securities, but in no event later than the date that all of the Registrable Securities may be sold without restriction or limitation pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1) (the "Lock-Up Period"), the undersigned will not, and will cause all affiliates (as defined in Rule 144) of the undersigned not to, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase, make any short sale or otherwise dispose of or agree to dispose of, directly or indirectly, any ADSs or ADS Equivalents, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities and Exchange Act of 1934, as amended and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to any ADSs or ADS Equivalents owned directly by the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership within the rules and regulations of the Securities and Exchange Commission (collectively, the "Undersigned's ADSs"), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Undersigned's ADSs, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of ADSs or other securities, in cash or otherwise, (3) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any ADSs or ADS Equivalents (other than a registration statement on Form F-8) or (4) publicly disclose the intention to do any of the foregoing.

The foregoing restriction is expressly agreed to preclude the undersigned, and any affiliate of the undersigned, from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Undersigned's ADSs even if the Undersigned's ADSs would be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions would include, without limitation, any short sale or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any of the Undersigned's ADSs or with respect to any security that includes, relates to, or derives any significant part of its value from the Undersigned's ADSs. As used herein, "ADS Equivalents" means, collectively, Options and Convertible Securities (each as defined in the Warrants).

Notwithstanding the foregoing, the undersigned may transfer the Undersigned's ADSs (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein or (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value. For purposes of this Lock-Up Agreement, "immediate family" shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. The undersigned now has, and, except as contemplated by the immediately preceding sentence, for the duration of this Lock-Up Agreement will have, good and marketable title to the Undersigned's ADSs, free and clear of all liens, encumbrances, and claims whatsoever. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent (the "Transfer Agent") and registrar against the transfer of the Undersigned's ADSs except in compliance with the foregoing restrictions.

In order to enforce this covenant, the Company shall impose irrevocable stop-transfer instructions preventing the Transfer Agent from effecting any actions in violation of this Lock-Up Agreement.

No provision in this agreement shall be deemed to restrict or prohibit the exercise, exchange or conversion by the undersigned of any securities exercisable or exchangeable for or convertible into ADSs, as applicable; provided that the undersigned does not transfer the ADSs acquired on such exercise, exchange or conversion during the Lock-Up Period, unless otherwise permitted pursuant to the terms of this lock-up agreement.

The undersigned acknowledges that the execution, delivery and performance of this Lock-Up Agreement is a material inducement to each Buyer to complete the transactions contemplated by the Purchase Agreement and that the Company shall be entitled to specific performance of the undersigned's obligations hereunder. The undersigned hereby represents that the undersigned has the power and authority to execute, deliver and perform this Lock-Up Agreement, that the undersigned has received adequate consideration therefor and that the undersigned will indirectly benefit from the closing of the transactions contemplated by the Purchase Agreement.

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The undersigned understands and agrees that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned's heirs, legal representatives, successors, and assigns.

This Lock-Up Agreement may be executed in two counterparts, each of which shall be deemed an original but both of which shall be considered one and the same instrument.

This Lock-Up Agreement will be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflicting provision or rule (whether of the State of New York, or any other jurisdiction) that would cause the laws of any jurisdiction other than the State of New York to be applied. In furtherance of the foregoing, the internal laws of the State of New York will control the interpretation and construction of this Lock-Up Agreement, even if under such jurisdiction's choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily apply.

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Very truly yours,

Exact Name of Stockholder

Authorized Signature

Title

Agreed to and Acknowledged:

CAN-FITE BIOPHARMA LTD.

By:
Name:
Title:

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